

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Brian Hylander, Esq.
Vice President, General Counsel and Secretary
IPALCO Enterprises, Inc.
One Monument Circle
Indianapolis, Indiana 46204

  Re: IPALCO Enterprises, Inc.
   Registration Statement on Form S-4
   Filed May 28, 2024
   File No. 333-279741

Dear Brian Hylander:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Joseph S. Payne, Esq., of Davis Polk & Wardwell LLP